Exhibit 99.1

SciSparc Ltd. Announces Additional Positive Results for the Cocaine Addiction Treatment of its Psychedelic-based Pharma Collaboration with Clearmind Medicine Inc.

Results indicate significant decrease in cocaine craving in a sub-group that received the treatment

TEL AVIV, Israel, Aug. 24, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced additional positive pre-clinical results of its Psychedelic-based Pharma Collaboration for treatment for cocaine addiction using MEAI, a novel psychedelic molecule of Clearmind Medicine Inc. (“Clearmind”) (CSE: CMND), (OTC: CMNDF), (FSE: CWY0).

These pre-clinical study results add to SciSparc’s recent announcements regarding the Company’s collaboration with Clearmind for their combination treatment based on SciSparc’s CannAmide™ compound and Clearmind’s MEAI for various addictions, including pre-clinical studies results, the filing of two provisional patent applications related to compositions comprising MEAI and n-acylethanolamines and uses thereof and treating cocaine addiction.

“We are excited about these recent results in light of the potential synergistic effect between SciSparc’s CannAmide and Clearmind’s MEAI, as previously demonstrated. These results continue to indicate that we may have a targeted treatment for cocaine addiction within our reach,” commented Oz Adler, SciSparc’s Chief Executive Officer. “These results reinforce our decision to enter a collaboration between the two companies.”

The pre-clinical trial was led by Professor Gal Yadid and his team from the Gonda Multidisciplinary Brain Research Center located at Bar Ilan University (Ramat Gan, Israel) and was designed to evaluate the possible reward-like effects of MEAI with connection to cocaine and its ability to abolish cocaine-induced conditioned place preference.

In the pre- clinical trial, the self-administration paradigm was utilized, which is the gold-standard model for examining drug addiction and is based on operant conditioning. Rats were catheterized and trained to self-administer cocaine.

The results identified a statistically significant sub-group within the study, in a non-biased manner and high integrity, which dramatically responded to the treatment, significantly decreasing the craving for cocaine as compared to non-treated control group. This sub-group, representing 60% of animals, showed a very high response within the group.

About SciSparc Ltd. (NASDAQ:SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome and for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

About Clearmind Inc. (CSE: CMND), (OTC: CMNDF), (FSE: CWY0)

Clearmind is a new biotech company focused on the discovery and development of safe and novel psychedelic-derived therapeutics to treat alcohol use disorder and other pressing health challenges.

The Israeli-Canadian company holds several patents for the non-hallucinogenic compound MEAI (5-methoxy-2-aminoindane, a novel psychoactive substance). The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Clearmind has established a research collaboration with the Hebrew University of Jerusalem and Bar Ilan University. The partnerships aim to expand its R&D capabilities and discover new candidate treatments for other mental health issues.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits of CannAmide™ and MEAI for treating cocaine abuse and that CannAmide and MEAI may have targeted a treatment for cocaine addition within reach. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055